UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release titled “ATGL Partners with HKUST to Launch AlphaMind Lab”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Ltd

Date: March 27, 2025	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president

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